Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
S&T Bancorp, Inc. and subsidiaries:
We consent to the incorporation by reference in the registration statement Nos. 333-207473, 333-157297 and 333-156555 on Form S-3 and Nos. 333-194083 and 333-156541 on Form S-8 of S&T Bancorp, Inc. and subsidiaries of our reports dated February 22, 2016 with respect to the consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of S&T Bancorp, Inc. and subsidiaries.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
February 22, 2016